

## Information about Morningstar DBRS Credit Analysts and Persons Who Supervise Credit Analysts[1]

*As of March 11th, Morningstar DBRS had a total of 505 Credit Analysts, 145 of whom were Credit Analyst Supervisors*

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*Credit Analysts (Not Including Credit Analyst Supervisors) – Current Total Number = 360*

*Intern*
Working towards a bachelor's degree in financial engineering, mathematics, finance, economics, computer science or any other related field. Individuals are self-starters with a high attention to detail and excellent written and verbal communication skills.

*Analyst*
A BA degree is generally required for this position, and enrollment in the CFA program is a plus. Individuals have 0 – 3 years experience and must have financial statement analytical abilities, spreadsheet skills and an understanding of basic financial concepts.

*Senior Analyst*
This position typically requires an undergraduate or master's degree, with enrollment in the CFA program as a plus. An individual is also required to have 2 – 5 years of experience as well as strong research skills, financial statement analytical abilities, spreadsheet skills, a good understanding of basic financial concepts and growing industry knowledge.

*Assistant Vice President*
This position also typically requires an undergraduate or master's degree, with a CFA and/or other related professional designation as a plus. An individual is required to have 5-7 years of experience as well as strong analytical skills, strong research skills, strong financial statement analytical abilities, a solid understanding of basic financial concepts, solid industry knowledge and growing financial markets knowledge, good communication skills, and developing relationship management skills.

*Vice President*
An individual in this position typically has more than 7-8 years of experience since graduation from a graduate degree program or has a comparable combination of education and related experience as an analyst. This position requires solid analytical skills, strong writing abilities, good communication skills, solid knowledge of his/her industry and the financial markets and good relationship management skills.

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[1] These figures relate to credit analysts and credit analyst supervisors at DBRS Inc., DBRS Limited, DBRS Ratings GmbH and DBRS Ratings Limited.



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***Credit Analyst Supervisors – Current Total Number = 145***

*Vice President*
An individual in this position typically has more than 8-9 years of experience since graduation from a graduate degree program or has a comparable combination of education and related experience as an analyst. This position requires solid analytical skills, strong writing abilities, good communication skills, solid knowledge of his/her industry and the financial markets and good relationship management skills, as well as the ability to manage and mentor junior analysts.

*Senior Vice President*
An individual in this position typically has a minimum of 10 years of experience since graduation from a graduate degree program or has an equivalent combination of education and experience as an analyst. Outstanding analytical abilities, strong relationship management skills, excellent writing skills, excellent communication skills, in-depth knowledge of his/her industry and the financial markets and a strong ability to manage and mentor junior analysts are also required.

*Managing Director*
An individual in this position typically has a minimum of 15 years of experience since graduation from a graduate degree program or has an equivalent combination of education and experience as an analyst. This position also requires extremely strong analytical skills, significant in-depth knowledge of his/her industry and the financial markets, strong management/leadership skills and ability to mentor junior analysts, excellent relationship management abilities and highly developed communication skills. A member of "DBRS Management" is expected to think beyond his/her own sector and assist with the development of Morningstar DBRS and its strategies on a wider scale.  Manages an Industry or Product Group and able to provide appropriate analytical guidance to the Group/Team as needed.